SKM MEDIA CORP.
6001 Broken Sound Parkway NW, Suite 510
Boca Raton, Florida 33484

December 27, 2011

Via Edgar
Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	SKM Media Corp.
Registration Statement on Form S-1
Filed: October 14, 2011
File No. 333-177329

Mr. Spirgel:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated November 10, 2011 (the “Comment Letter”) relating to the Form S-1 of SKM Media Corp. (“SKM” or the "Company") filed October 14, 2011.  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.
We note that the shares being registered for resale will represent all of your outstanding common shares held by non-affiliates upon conversion of your outstanding convertible notes. Furthermore, due to the relatively short period that the selling stockholders have held the shares, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, as well as any other factors you deem relevant.

Response

Please note that we have reduced the number of shares being registered.  The registerable shares (2,013,000) represent one-third of the non-affiliate shares (6,100,000).

We do not believe that the proposed offering is one the Staff had in mind when it invoked Rule 415 to express its objection to so-called PIPE transactions by micro-cap companies, when those transactions are found to be abusive.  The Company is filing this registration statement in connection with the registration of

(i)	550,000 shares of common stock held by convertible note holders (the “Note Holders”) that acquired their securities during the period commencing January 2011 through August 2011 (the “Note Shares”),

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
December 27, 2011

(ii)	two shareholders (Christopher Snell and Nicolette Mayer) (the “Exchange Holders”) that acquired their shares in connection with the acquisition of SKM Media Group Inc. (the “Exchange Shares”); and

(iii)
three shareholders (Tim Betts, Nobis Capital Advisors Inc. (“Nobis”) and Stephen Fleming) that acquired their shares in connection with the founding of the company in 2010 (the “Founders Shares”).  Mr Betts, who is the owner and sole officer of Nobis, served as an executive officer and director of the Company prior to the acquisition of SKM Media Group Inc. but resigned in September 2011. Further, Mr. Betts, collectively with Nobis, owns only 6% of the issued and outstanding shares of common stock of the Company. Mr. Fleming, who has served as outside securities counsel to the Company, has not served as an executive officer or director of the Company and presently owns less than 1% of the issued and outstanding shares of common stock of the Company.

The Company believes that the cumulative impact of the above discussed items presents ameliorating circumstances sufficient to mitigate the strict application in the determination of whether, under Rule 415, the registration statement under consideration constitutes a primary or secondary offering of the Company’s common stock.

We also believe that the points set forth in Securities Act Forms Compliance and Disclosure Interpretations 214.02 further support our position that this registration is not an indirect primary offering.  Below is a discussion of each of these points:

-	Consideration should be given to how long the selling shareholders have held the shares

The Note Shares have been acquired at various times throughout 2011 beginning in January 2011 through August 2011.  The Founders acquired their shares in 2010.  As such, the investors in the Note Offering and the Founders made their investment in the Company and they hold the risk of ownership.  Further, even after the registration is declared effective, they will continue to bear the risk of ownership.

The Exchange Holders acquired the Exchange Shares in transactions that was verbally agreed to in April 2011.  Ms. Mayer acquired her shares from Mr. Minsky, an affiliate of the Company, whereby Mr. Minsky agreed to assign shares of the Company to Ms. Mayer in consideration of Ms. Mayer funding a project that is independent of the operations of the Company.  Mr. Johnson assigned the shares to Mr. Snell in order to satisfy a debt that Mr. Johnson owed to Mr. Snell that was incurred in 2001.

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
December 27, 2011

-	the circumstances under which the investors received the securities

The Note Holders acquired the securities from the issuer in a private placement pursuant to a securities purchase agreement and private placement memorandum. Further, such transaction was exempt from registration pursuant to Sections 4(2) and 4(6) of the Securities Act and Rule 506 of the Commission thereunder.  The Exchange Shares and the Founder Shares were acquired in private transactions exempt from registration under Section 4(2) of the Securities Act.  The private placement of these securities constituted the primary offering by the Company. Furthermore, each of these transactions were arms length transactions.  The Company has received the consideration from each of the Note Holders, Founders and Exchange Holders and no further compensation is to be received by the Company in connection with these transactions.

-	their relationship to the issuer/amount of shares involved

The Note Holders sole relationship with the Company then, as it is now, is as an investor. Further, the Note Holders do not hold a significant voting block of shares to influence the Company in its actions.  Not one of the Note Holders owns in excess of 1% of the outstanding common stock and, on an aggregate basis, the 39 investors hold approximately 3.3% of the issued and outstanding shares.

With respect to the Founders, Mr. Fleming presently holds less than 1% of the issued and outstanding shares of common stock.  Mr. Fleming has not served as an executive officer or director of the Company.  Mr. Fleming has been retained as outside securities counsel to the Company.  Mr. Betts, resigned as an executive officer and director of the Company in September 2011 and presently owns 6% of the issued and outstanding shares.

With respect to the Exchange Holders, they received the shares of common stock in connection with the acquisition of SKM Media Group Inc. by the Company.  The specific details relating to their acquisition of the shares of SKM Media Group Inc. are above.

-	whether the sellers are in the business of underwriting securities

As stated above, the Note Holders made an investment in the Company and it holds the risk of ownership. They have held the risk of ownership for their own account for almost one year in some cases to approximately five months in other cases.  As a result, the Note Holders bear the risk that the Company would fail or be unable to register the securities.  The Founders have held their shares since 2010.

The sale by the Note Holders, Founders and Exchange Holders is not analogous to an offering by the Company.  In an offering by the issuer, other than pursuant to a firm commitment offering, the issuer does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering has been deposited into an escrow account and have cleared.  The Company has received the proceeds from each transactions and the Company will receive no further funding or capital related to these transactions.

Further, the selling stockholders are not in the business of underwriting securities.

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
December 27, 2011

-	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Based on the above discussion and facts, it is the position of the Company that a reasonable person cannot conclude that the Note holders, the Founders and the Exchange Holders are acting as a conduit for the Company.  Each of these parties acquired their securities in a separate stand alone transaction and no further funding requirements for any party,  they do not hold a significant block of the Company’s voting securities and these investments and the selling stockholders acquired were made over a significant period of time of approximately one year to five months ago.

Prospectus Summary, page 3

2.	In the subsection entitled “Other Pertinent Information,” please disclose your website address, if applicable.

Response

We have revised the Prospectus Summary – Other Pertinent Information as requested to include the website.

Risk Factors, page 5

3.
Please provide risk factor disclosure regarding the apparent lack of experience of your officers and directors in running a public company that is reporting company with the Securities and Exchange Commission.

Response

We have added a risk factor regarding the lack of experience of our executive officers in running a public company.

A substantial portion of our revenues is generated from a limited number of clients…, page 7

4.
We note that two of your customers accounted for over 64% of your outstanding accounts receivable as of December 31, 2010 and 62% of your total revenues for 2010. Please disclose the names of your two largest customers here and in your Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response

Please note that we have elected not to disclose the names of the two largest customers as providing the name would place the Company at a competitive disadvantage.  If the names of our customers are disclosed, our competitors would be able to provide a focused campaign on soliciting their business, which could in turn negatively impact our operations.

The market in which we participate is intensely competitive…, page 8

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
December 27, 2011

5.
We note your statements that you have increased your marketing efforts to “LBs” and that increased hiring efforts by your competitors might affect your ability to meet your “IMC” hiring targets. Please provide definitions for the terms LBs and IMC. Moreover, please try to avoid using technical jargon throughout your prospectus, such as referring to industry and client verticals.

Response

We have revised to use the term “large business” in lieu of “LBs” and we have deleted the term IMC.  We will avoid technical jargon in the prospectus.

If we do not adequately protect our intellectual property rights…, page 12

6.	Please revise this risk factor to reflect that you do not currently have any patents.

Response
We have revised the Prospectus Summary as requested.

We rely on Internet bandwidth and data center providers…, page 13

7.
Please disclose any material disruptions in service you have experienced in the last 12 months. In addition, we note your disclosure in the last sentence that service disruptions could “give rise” to obligations to certain customers. To the extent your service agreements require you to reimburse or indemnify your clients for losses related to disruptions in service, please describe that risk in a separate risk factor.

Response

During the last 12 months, we have from time to time experienced interruptions lasting no more than an hour, but such minor interruptions do not represent a material risk.  We have revised the disclosure.  Our service agreements do not require that we reimburse or indemnify our clients.  We have removed the language relating to potential liabilities.

We could lose clients…, page 13

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
December 27, 2011

8.
Tell us the nature of your relationships with web publishers and how they are entitled to your share of revenue. Please disclose, in a note to the financial statements, the timing of the cost or adjustment to revenue and your basis for measurement and presentation.

Response

We do not have relationships with web publishers as this is not a part of our business.  We have removed the risk factor.

We have not voluntarily implemented various corporate governance measures…, page 14

9.	We note your statement that you have not adopted a code of ethics; however, you filed a code of ethics as an exhibit to your registration statement. Please reconcile.

Response

We have removed the language indicating that we had not adopted a “Code of Ethics”.

Dilution, page 16

10.	Please revise your disclosure to reflect the issuance of common stock upon conversion of your 5% convertible notes upon effectiveness.

Response

We have revised the disclosure to reflect that the shares of common stock issued pursuant to the 5% Note will be issued upon effectiveness of the prospectus.

Issuance of Shares of Common Stock to Selling Stockholders, page 17

11.
The heading to this subsection concerns the issuance of shares of common stock to selling shareholders, but it discloses all issuances of your securities since your inception. Please clarify which shareholders are offering shares and in what transactions they received the shares. Indicate the nature of any position, office, or other material relationship which any selling security holder has had within the past three years with the company or any of its predecessors or affiliates. Refer to Regulation S-K Item 507.

Response

We have revised the disclosure to include details as to which shareholders are offering the shares and which transaction they acquired the shares pursuant to and the description of any material relationship.

12.
Please provide the closing date of the placement of the 5% convertible notes. To the extent there were multiple closings, please provide the period during which the notes were offered. Also disclose the number of people to whom you issued the founders shares and the number of shareholders of SKM Media Group to whom you issued shares pursuant to the Shares Exchange Agreement. Provide corresponding revisions to your disclosure regarding these transactions under Recent Sales of Unregistered Securities on page II-1.

Response

We have made the requested revision.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
December 27, 2011

13.
Please provide the basis for your statement that you “have proven your services lower client acquisition costs, increase the overall spend of client initiative, creating more loyal and profitable clients.”

Response

We have removed the referenced statement.  Management has re-considered its disclosure and has eliminated the phrase “We have proven our services lower client acquisition costs, increase the overall spend of client initiatives, creating more loyal and profitable clients” from its discussion.

14.	Please explain your statement that you believe that proceeds from your “2011 initial public offering” will contribute to your funding for your expansion activities.

Response

Management has re-considered its disclosure and has eliminated the phrase “proceeds from our initial public offering” from its sources of capital to continue funding its expansion activities discussion.

Revenue Recognition, page 25

15.
Please expand your disclosure to state why the fixed nature of the selling prices of the products delivered and the collectability of those amounts are based on management’s judgment and how you met the applicable revenue recognition criteria under SAB 104.  Additionally, please clarify what you mean by “qualified leads” as defined in your agreements. Provide corresponding revisions to your disclosure under Revenue Recognition on page F-8 in response to comments 15-17.

Response

Management has re-considered its disclosure and has eliminated the phrase “Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts” from its discussion.  The Company thought, conceptually, that both those items required some involvement by management in the determination process, whereas in actuality management’s judgment is only required with regard to collectability and such determination is discussed under the Accounts Receivable policy discussion in Note 2.

With respect to your comment referencing ““qualified leads” as defined in your agreements”, we assume you are referencing the reference of such in our business section.  As an immaterial portion (i.e., less than 3%) of our total revenue is on a pay by click basis (as compared to a fixed fee arrangement), we have re-considered our disclosure within the business section and eliminated that reference.

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
December 27, 2011

16.	Please tell us the nature of the operating expenses deferred.

Response

The nature of the Company’s deferred operating expenses represents payments made to third-parties for outside services relating to delivery of the Company’s direct mail product.  The costs of these services are recorded as direct mail costs within operating expenses in the consolidated statements of operation when recognized.  The Company defers the cost of those services for which all obligations have not yet been performed by these third-party providers.  Management has added an “Advance to Supplier” policy paragraph in Note 2 to provide additional disclosure of the nature of these costs.

17.
Please expand your revenue recognition policy to describe the timing of the recognition and basis of measurement for revenue from platform sales which generally require several months. Please also address the related cost of revenue. In this regard, we also note that clients prepay all costs in advance.

Response

We believe that the Staff has misinterpreted our discussion of the sales cycle pertaining to platform sales.  Our discussion is focused on the amount of time that it takes to execute a contract to provide our services on a larger, enterprise-wide program, than one-off stand-alone entities, and not necessarily the period over which such services will be provided.  We are attempting to alert the reader that our revenues may not be linear as these type contracts tend to be larger and less predictable.  Management has modified its discussion to provide additional clarity in this regard.

Separately, we believe that our revised revenue recognition policy footnote, specifically the Company’s required deferral of revenue what has not yet been earned, addresses the Company’s policy to recognize only that revenue for which the Company has provided all required services.

Results of Operations, page 26

18.
Your discussion regarding your results of operations should not consist merely of a broad explanation of your business operations. You should provide an analysis of your performance that addresses the underlying reasons for changes in your period-to-period performance. For example, your revenue increased over 1,833% in 2010 from 2009; however, you do not provide an analysis of the underlying factors that contributed to the increase. This analysis should include a discussion of key variables and financial measures management is utilizing in managing the business. These variables may be non-financial in nature or may represent industry specific metrics. For example, you should not merely state that the increase in revenues and costs is due to an increase in scale of your operations and implementation of your direct mail activities in 2010.  Rather, the contribution of these recent activities to your increase in total revenues should be quantified to the extent possible, and you should provide insight into the underlying business drivers or conditions that contributed to these changes.  For further guidance, please refer to Item 303 Regulation S-K and the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
December 27, 2011

Response

Management has re-considered its disclosure and provided additional quantification and insight to the discussion of the Company’s Results of Operations.

19.	Provide a discussion of factors that contributed to the period-to-period changes in net income in each period presented.

Response

Management believes that the additional discussion provided in response to Comment #18 adequately addresses this Comment #19 as well.

Liquidity and Capital Resources, page 28

20.
Please provide your analysis of whether your current capital resources are sufficient to fund your operations over the next 12 months. This analysis should address your current working capital deficit and net losses from operations through the first six months of 2011.

Response

Management has re-considered its disclosure and provided additional discussion of funds required over the next twelve months.

21.
We note your disclosure on page 29 regarding your payment of dividends in 2010 and 2009. On pages 21 and 15, you disclose that you have not paid any dividends to date and do not plan to pay dividends in the future. Please reconcile this disclosure by stating that SKM Media Group paid dividends and explaining why the company, which has acquired SKM Media Group, does not intend to do so.

Response

The dividends were paid by SKM Media Group, which was subsequently acquired by SKM Media Corp.  The dividends paid by SKM Media Group, which was a private company at the time of payment, were paid as part of a tax strategy.  In the near future, as a public company, we do expect to retain earnings for the development of the company.

22.
We note your statement that you are in compliance with all of your debt covenants.  Please file a copy of your outstanding loan agreements as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

Response

We have filed the transaction documents entered with JP Morgan Chase Bank NA.

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
December 27, 2011

23.
In light of the costs of the offering, the payment of additional dividends subsequent to the balance sheet date, and reduction in deferred revenue/customer advances, please revise your disclosure to reassess the sufficiency of funding for your expansion activities.

Response

Management believes that the additional discussion provided in response to Comment #20 adequately addresses this Comment #23 as well.

Business, page 30

24.	Please revise your disclosure to clarify the following:

•	your number of current clients;
•	how you help “centralize and streamline” marketing initiatives for your clients; and
•	how much of your business is derived from “clicks” and how much is prepaid.

Response

We have made the requested revisions.

25.
It appears that a majority of your revenues are derived from direct mail services. Please disclose the percentage of revenues you generated from direct mail services in the last two fiscal years and most recent interim period. Revise your disclosure throughout your business section to discuss in more detail this aspect of your business.

Response

We have revised our business description to include a more complete description of our direct mail services including the revenue generated on a percentage basis.

Clients, page 32

26.	Please expand your description of your Internet marketing contracts to disclose the material terms of such agreements, including any indemnifications provisions.

Response

We have revised the section as requested.  Please note that our agreements require that the client indemnifies us and we are not required to indemnify the client.

Sales and Marketing, page 33

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
December 27, 2011

27.	To the extent applicable, please disclose the terms of any variable compensation programs applicable to your sales and marketing employees.

Response

We have revised to discuss that we have retained certain sales persons that receive variable compensation or commissions.  Please note that we have not included specifics relating to the percentage that a salesperson may be entitled to as each agreement with the salespersons is different and publicly disclosing such information would place our company at a disadvantage in negotiating such agreements with our salespeople.

Our Technology, page 33

28.
Please expand your disclosure regarding the development of your proprietary platform and how it is differentiated from other, off the shelf online marketing software or from offerings by your competitors.

Response

We have revised the disclosure accordingly.

29.	Tell us how the costs of developing your proprietary platform are reflected in your financial statements.

Response

We have itemized the expense associated with the development of our proposed platform over the past two years as internet expense and professional services.

Government Regulation, page 34

30.	Please discuss in more detail the government regulations that apply to your business operations and how the regulations affect how you do business.

Response

Outside of the general state and federal laws governing electronic marketing activities, there are no other material requirements governing our industry.

Legal Proceedings, page 34

31.	Please disclose the deadline for filing your response to the complaint filed by Experian.

Response

We have made the requested revision.

Management, page 35

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
December 27, 2011

32.
Please identify the promoters and control persons of the company, including when the company was a blank check company.  Provide the disclosure regarding the promoters and control persons required by Regulation S-K Item 401(g).

Response

We have made the requested revisions identifying the promoters.  Please note that the section titled “Involvement in Certain Legal Proceedings” addresses the information required by Item 4.01 (g) and (f)(1) to (6).

Background of Executive Officers and Directors, page 35

33.	Please revise each executive officer’s and director’s biography to provide the dates of that person’s principal occupations and employment during the past five years.

Response

We have revised the biographies as requested.

34.
Please clarify your statement that John Lesnik was a founder of SKM Media Group in light of the fact that Mr. Lesnik joined SKM Media Group in September 2009. As appropriate, revise the disclosure regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the Mr. Lesnik should serve as a director for the company.

Response

We have revised the disclosure to state that the employment arrangements with each of the executives are verbal.  The Company is presently negotiating the terms of employment agreements with each of the executives and we intend to file with the SEC upon finalizing such agreements.

Employment Agreements, page 36

35.	Please file copies of your employment agreements with Messrs. Moreno, Minsky, Johnson and Lesnik as material agreements pursuant to Item 601 of Regulation S-K.

Response

We have filed the employment agreements as requested.

Certain Relationships and Related Transactions, page 37

36.	Please provide the disclosure required by Regulation S-K Item 404(d) for the last two fiscal years.

Response

We have revised the disclosure as requested.

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
December 27, 2011

37.	Please provide the disclosure required by Regulation S-K Item 404(c) regarding promoters and certain control persons, including when the company was a blank check company.

Response

We have provided the disclosure as requested in Item 404(c).

38.
Please describe the material terms of the transaction whereby SKM Media Group initially issued promissory notes to your affiliates. In addition, please disclose the largest aggregate amount of principal outstanding, the amount of principal, if any, paid, and the amount of interest paid on these loans pursuant to Item 404 of Regulation S-K.

Response

We have revised the disclosure relating to the notes.  We have also filed the notes as exhibits.

39.	Tell us why the $436,749 in dividends are not reported in Note 8 on page F-22 and why you did not accrue a liability for dividends payable in the financial statements.

Response

The $436,749 in dividends paid was partially paid through June 30, 2011, and reported in our statement of cash flows and the balance paid subsequent to June 30, 2011.  It was an oversight on our part to not include the amount paid subsequent to June 30, 2011 as a subsequent event.  As the balance was not declared until subsequent to June 30, 2011, and we did not know at the time the amount of capital available to be distributed, no liability was required at that time.

Executive Compensation, page 38

40.	Please also provide executive compensation disclosure for the company prior to its acquisition of SKM Media Group.

Response

We have revised to disclose the executive compensation paid in 2010 prior to the acquisition.

Legal Matters, page 40

41.
We note that Mr. Fleming purchased 333,333 shares of common stock for $10. This purchase appears consistent with the issuance of 3,333,333 shares for $100 to the founders of the company. If Mr. Fleming is a founder of the company, please disclose this fact.

Response

We have made the requested revision.

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
December 27, 2011

42.	Please disclose that Mr. Fleming’s shares are being registered for resale pursuant to this prospectus.

Response

We have made the requested revision.

Security Ownership of Certain Beneficial Owners and Management, page 39

43.
It appears from information provided in the selling stockholder table on page 17 that Nobis Capital Advisors Inc. should be listed in the beneficial ownership table on page 39 as a more than five percent beneficial owner of the company’s shares. Please advise.

Response

We have revised to reflect that Mr. Betts is the owner of 6% of our outstanding stock as a result of his owning 333,333 shares of common stock directly and 2,690,333 shares of common stock indirectly as a result of his ownership of Nobis Capital Advisors, Inc.

Financial Statements

Consolidated Balance Sheets, page F-13

44.
Please include a column that gives pro forma effect to the conversion of the 5% convertible promissory note into 1,666,667 shares of common stock. Additionally, include a capitalization table elsewhere in the document to include such pro forma presentation. We note on page 4 that such shares are included in your offering and the 5% notes automatically convert on the effective date of the prospectus.

Response

Management has added the requested information.  In addition, a Capitalization Table has been added following the Summary in this prospectus.

2. Income Taxes, pages F-9 and F-18

45.	Please present the pro forma tax and basic and diluted income (loss) per share on the face of the consolidated statements of operation on pages F-4 and F-14.

Response

Management has added the requested information.

5. Revolving Line of Credit, page F-21

46.
We note on page F-15 that your net borrowings against your revolving line of credit were captioned “Borrowings on Convertible Notes Payable.” Please disclose the conversion terms of your convertible revolving draw secured promissory note.

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
December 27, 2011

Response

The  caption “Borrowings on Convertible Notes Payable” with a total of $142,000 for the six months ended June 30, 2011, noted by the Staff was, in fact, an error in description.  The actual description should have read “Borrowings on Revolving Line of Credit” and has been corrected.  This debt is not convertible.

Signatures, page II-4

47.
Please have an officer sign the registration statement as your Principal Financial Officer.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response

We have revised to include the signature of Joseph Walkowiak, the Chief Financial Officer of the Company.

**********************

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Steven L. Moreno

Steven L. Moreno, CEO, President and Director